082-02277

Regulatory Announcement

RECEIVED

2007 SEP 18 A 10:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	16:54 04-Sep-07
Number	2956D

SUPPL

Tesco PLC – Transaction in Own Shares

Tesco PLC announces that, on 04 September 2007, it purchased from Credit Suisse Securities (Europe) Limited 730,000 ordinary shares at an average price of 431.66 pence per share. The purchased shares will be cancelled.

Contact: J.Lloyd
Secretary
Tesco PLC
Delamare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

Tel: 01992 632 222

07026735

END

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dw 9/19

Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:33 05-Sep-07
Number	3797D

Tesco PLC – Transaction in Own Shares

Tesco PLC announces that, on 05 September 2007, it purchased from Credit Suisse Securities (Europe) Limited 780,000 ordinary shares at an average price of 430.59 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Secretary
Tesco PLC
Delamare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

Tel: 01992 632 222

END

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Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:18 06-Sep-07
Number	4570D

Tesco PLC – Transaction in Own Shares

Tesco PLC announces that, on 06 September 2007, it purchased from Credit Suisse Securities (Europe) Limited 770,000 ordinary shares at an average price of 428.64 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Secretary
Tesco PLC
Delamare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

Tel: 01992 632 222

END

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END